Filed by Timmins Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Capital Gold Corp.

Commission File No.: 333-172161

Suite 520 – 609 Granville Street

Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002

Fax: (604) 682-4003

March 17, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS IS THE BETTER DEAL – DON’T LET GAMMON AND THE

CAPITAL GOLD BOARD POSTPONE OR ADJOURN

THE CAPITAL GOLD SHAREHOLDERS MEETING

VANCOUVER, B.C. – Timmins Gold Corp. (TSX-V:TMM). On March 15, 2011, Timmins announced that it had delivered an increased offer to the Capital Gold Board of Directors for the merger of Timmins Gold and Capital Gold. Under the increased offer, Capital Gold shareholders will now receive 2.27 Timmins Gold common shares and US$0.25 in cash for each share of Capital Gold common stock.

The increased offer provides Capital Gold shareholders with total consideration of US$5.79 per Capital Gold share and exceeds the value of the increased Gammon offer by US$0.42 (or 7.8%) per Capital Gold share, based on closing share prices on March 16, 2011. In addition, based on the volume-weighted average of the respective share prices for the last 60 trading days, Timmins’ proposal has a value of US$5.80 per Capital Gold share and exceeds the value of the increased Gammon offer by US$0.36 per Capital Gold share, or about 4.3%.

Timmins also announced that it will amend the terms of its exchange offer, which has not yet commenced, for all of the outstanding shares of Capital Gold common stock to reflect the increased offer.

NO MATTER HOW YOU LOOK AT IT, TIMMINS’ OFFER IS SUPERIOR

Gammon and the Capital Gold Board of Directors may seek to postpone or adjourn the Capital Gold shareholders meeting to prevent Capital Gold shareholders from voting against the Gammon deal. Don’t allow Gammon and the Capital Gold Board to silence the shareholders! Capital Gold is your company, not theirs. Timmins has repeatedly raised concerns regarding the process by which the Capital Gold Board agreed to sell Capital Gold to Gammon, a process that Timmins believes favored Gammon over all other bidders. Postponing or adjourning the Capital Gold shareholders meeting would further demonstrate that the Capital Gold Board is determined to sell Capital Gold to Gammon, regardless of what Capital Gold shareholders think.

TIMMINS: THE BETTER DEAL – THE CHOICE IS CLEAR

PRESERVE YOUR RIGHT TO A BETTER DEAL

VOTE NOW AGAINST GAMMON

Timmins urges Capital Gold shareholders to preserve their right to receive the superior economic terms of Timmins’ offer by voting AGAINST the Gammon deal on the GOLD proxy card. Shareholders who have previously voted for the Gammon deal on Capital Gold’s white proxy card may obtain assistance in revoking or changing that vote by contacting Innisfree M&A Incorporated toll-free at 1-877-800-5182 (banks and brokers should call collect at 212-750-5833).

TIME IS SHORT AND YOUR VOTE IMPORTANT!

To ensure your vote is received before the meeting,

please vote by telephone or via the Internet.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-800-5182.

Important Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold shareholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold shareholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520 – 609 Granville Street, Vancouver, BC, Canada V7Y-1G5 or at www.timminsgold.com.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers is available in a prospectus/proxy statement Timmins Gold filed with the SEC regarding the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “opportunity” or “continue” or the negative of these terms or other comparable terminology. These statements are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, production, reserves, level of activity, performance or achievements to be materially different from any future results, production, reserves, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Actual results could also differ materially because of factors such as Timmins Gold’s ability to promptly and effectively integrate the businesses of Capital Gold and Timmins Gold, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. While these forward-looking statements, and any assumptions upon which they are based, reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused in Mexico, Timmins Gold Corp. became a gold producer in April 2010 with the commencement of commercial production at its wholly owned San Francisco Mine in Sonora, Mexico. In addition, the Company has an extensive portfolio of gold projects in Mexico.

Contacts:

Timmins Gold Corp. Bruce Bragagnolo CEO and Director 604-638-8980 bruce@timminsgold.com www.timminsgold.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor Shareholders Call Toll-Free: 877-800-5182 Banks and Brokers Call Collect: 212-750-5833

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